Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF) #16.404.287/0001-55

Company Registry (NIRE) #29.300.016.331

MINUTES OF AUDIT BOARD MEETING

(“Meeting”)

1.                   Date, Time and Venue: The Audit Board of Suzano S.A. (“Company”) convened on February 11, 2019, at 9:00 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.                   Attendance: The following Audit Board members of the Company attended the Meeting: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by the following representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”) – Company’s independent auditors – Mr. José Vital, Mr. Paulo Pereira and Ms. Daniela Teruko; Mr. Camila Silverira, from the Investor Relations Department of the Company; Mr. Arvelino Cassaro, from the Controlling Department of the Company; and Mr. Carlos Eduardo Pivoto Esteves, who acted as secretary.

3.                   Agenda: (a) to examine the Management Report, the separate and consolidated Financial Statements and respective Notes relating to the fiscal year ended December 31, 2019, accompanied by the unqualified report of the independent auditors; and (b) to issue an opinion regarding item (a) above.

4.                   Minutes in summary form: The Audit Board members unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them.

5.                   Presentations of the Agenda: As requested, Ms. Camila Silveira presented a material regarding the results of the Company related to the fiscal year ended on December 31, 2019 and that will be disclosed to the market on February 12, 2020. After concluding it, Ms. Camila clarified to the Board members on the topics presented and, there being no objections on what was presented neither to what was clarified, the item was closed. Following, the representatives of PwC presented a material reporting the proceedings executed by the independent auditor over the Financial Statements of the Company at December 31, 2019. Once the presentation was concluded, referred representatives clarified to the Board members on the topics presented and, there being no objections on what was presented neither to what was clarified, the item was closed, moving, then, to the decisions on the agenda.

6.                   Decisions on the Agenda: After due consideration of the agenda and taking into account that, pursuant to the provisions of Article 163, §3 of Law #6.404/1976, the Audit Board members will join the meeting of the Board of Directors of the Company to be held on February 12, 2020, which will examine the same documents now discussed by this Audit Board, the Audit Board members, unanimously and without restrictions, decided to suspend this Meeting until referred meeting of the Board of Directors. This Meeting shall be resumed on February 12, 2020, at 1:00 p.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, to decide on the same Agenda indicated in item 3, above.

(continuance of the meeting of the Audit Board of Suzano S.A., initiated on February 11, 2020 at 9:30 a.m. and concluded on February 12, 2020 after being resumed)

7.                   Resuming of the Meeting: on February 12, 2020, at 1:00 p.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, the Audit Board members of the Company resumed the Meeting initiated on February 11, 2020, with the same Agenda.

8.                   Decisions of the Agenda: After considering the presentations and discussions occurred in the Meeting of the Audit Board initiated and suspended on February 11, 2020 and resumed at the present date, as well as the discussions of the meeting of the Board of Directors of the Company also held at the present date, which was joined by the Audit Board members pursuant to Article 163, §3 of Law #6.404/1976, the Board members, unanimously and without restrictions, decided the following:

(a)                after examining the Management Report, the separate and consolidated Financial Statements and its corresponding Notes, all referring to the fiscal year ended December 31, 2019, accompanied by the unqualified report of PwC, they concluded such documents are in compliance with the applicable legal requirements and issued a favorable opinion for their approval in a Shareholders’ Meeting; and

(b)                following, the Audit Board members approved the issue of the Report of the Audit Board attached hereto as Appendix I.

9.                   Closure: there being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present. Signatures. Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes.

São Paulo, 11 February 2020.

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

(continuance of the meeting of the Audit Board of Suzano S.A., initiated on February 11, 2020 at 9:30 a.m. and concluded on February 12, 2020 after being resumed)

Appendix I

AUDIT BOARD REPORT

Dear Shareholders,

The members of the Audit Board of Suzano S.A. (“Company”) in a meeting held on February 12, 2020, under their attributions given by law and the By-laws of the Company, reviewed the Management Report, the separate and consolidated Financial Statements and its corresponding Notes, all referring to the fiscal year ended December 31, 2019, accompanied by the unqualified report of PricewaterhouseCoopers Auditores Independentes, concluded such documents are in compliance with the applicable legal requirements and issued a favorable opinion for their approval in a Shareholders’ Meeting.

São Paulo, 11 February 2020.

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes